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                                        June 21, 1996





Riherd Bank Holding Company
300 West Main Street
Post Office Box 358
Lake Butler, FL  32054

     Re: Agreement and Plan of Merger dated as of February 26, 1996, by and between CNB, Inc. and Riherd Bank Holding Company

Ladies and Gentlemen:

     This letter responds to your request for our opinion as to whether the acquisition (the "Merger") by CNB, Inc. ("CNB") of Riherd Bank Holding Company ("Riherd") pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of February 26, 1996 constitutes a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations thereunder as well as certain other related tax issues arising as a consequence of such reorganization. Unless otherwise provided, all references herein to "Section" refer to the Code and all references to "Treas. Reg." refer to the Treasury Regulations adopted or proposed as of the date of this opinion.

     Pursuant to the Merger Agreement, Riherd, a Florida corporation, will merge into and with CNB, a Florida corporation, under the laws of the State of Florida, with CNB being the surviving corporation. As a result, Farmers and Dealers Bank, a Florida state banking association organized under the laws of the State of Florida ("F&D Bank"), will become a wholly-owned subsidiary of CNB. Shareholders of Riherd will surrender one hundred percent of the issued and outstanding shares of Riherd Common Stock, $0.0067 par value (the "Riherd Common Stock") in exchange for CNB voting common stock ("CNB Common Stock") and certain consideration other than CNB Common Stock. No more than forty-nine percent of the total purchase price for all Riherd Common Stock will be paid in consideration other than CNB Common Stock.

     In rendering the opinions expressed herein, we have reviewed and, where appropriate relied on, such information as we have deemed relevant, including the S-4 Registration Statement originally filed with the Securities Exchange Commission, as amended (the "Registration Statement"), the Merger Agreement, and the Certificates of Representations dated on or about June 21, 1996, of Riherd and CNB (which "Certificates" are incorporated herein by


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reference and are attached hereto as Exhibits A and B) (all of which are collectively referred to herein as the "Documents"). In our examination of the Documents, we have assumed with your consent that all Documents submitted to us as photocopies faithfully reproduce the originals thereof, that such originals are authentic, that all such Documents have been duly executed to the extent required, and that all statements set forth in such Documents are accurate.

LAW

     To qualify as a Section 368(a)(1)(A) reorganization, the Merger must (1) constitute a merger effected pursuant to State law, (2) be consummated pursuant to a duly adopted plan of reorganization, (3) be undertaken for a genuine corporate or business purpose, (4) satisfy the continuity of business enterprise requirement and (5) satisfy the continuity of interest requirement, as discussed below:

     (1) The Merger must constitute a merger effected pursuant to the corporation laws of the United States or a state or territory or the District of Columbia. Treas. Reg. Section 1.368-2(b)(1). In this regard, Riherd will be merged with and into CNB pursuant to and in conformity with Section 607.1101 of the Florida Business Corporation Act.

     (2) The Merger and exchange of stock must be consummated pursuant to a plan of reorganization. The plan of reorganization must be adopted by each of the corporations that are parties to the transaction, and the adoption must be shown by the acts of its duly constituted responsible officers and appear upon the official records of the corporation. Treas. Reg. Section 1.368-3(a). In this regard, the Merger and the exchange of stock will be effected pursuant to the Merger Agreement and a plan of reorganization duly adopted and executed by CNB and Riherd.

     (3) The Merger must be undertaken for a genuine corporate or business purpose other than the avoidance of federal income taxes. Treas. Reg. Sections 1.368-1(b), 1(c) and 2(g); GREGORY V. HELVERING, 293 U.S. 465 (1935). In this regard, it has been represented to us that the Merger is being accomplished so that, among other reasons, CNB will acquire competitive advantages, including synergistic marketing opportunities and improved access to capital from the acquisition of F&D Bank, the stock of which is wholly-owned by Riherd. CNB and Riherd will also benefit economically from the competitive advantages of having CNB acquire F&D Bank, the reduced costs of the combined entities, and from the ability to take advantage of recent changes in the banking industry.

     (4) The Merger must satisfy the continuity of business enterprise requirement. To qualify, CNB must either (i) continue the historic business of Riherd or (ii) use a significant portion of the historic business assets of Riherd in a business. Treas. Reg. Section 1.368-1(d). In this regard, the only historic business of Riherd is to operate as a bank holding company and


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the value of Riherd's stock in F&D Bank represents the majority of Riherd's assets. Per the Certificates, you have represented and we have assumed that, if a merger of CNB and F&D Bank occurs, with CNB as the surviving corporation, CNB intends to retain all of the historic business assets of F&D Bank and to continue indefinitely the historic business of Riherd and F&D Bank.

     (5) The owners of Riherd must also receive and retain a continuing proprietary interest in CNB. Treas. Reg. Sections 1.368-1(b) and (c). For advance ruling purposes, the Internal Revenue Service will consider the continuity of interest requirement satisfied if shareholders of Riherd receive and retain an amount of stock of CNB equal in value, as of the effective date of the reorganization, to at least fifty percent of the value of all of the outstanding stock of Riherd as of the same date. Rev. Proc. 77-37, 1977-2 C.B. 568, 569. In addition, courts have held the continuity of interest requirement to be satisfied where the shareholders of the acquired corporation receive and retain an amount of stock equal in value to somewhat less than fifty percent of the value of the acquired corporation's stock. SEE, E.G., JOHN A. NELSON CO. V. HELVERING, 296 U.S. 374 (1935). In this regard, the Certificates state that shareholders of Riherd will receive and are expected to indefinitely retain an amount of stock of CNB equal in value, as of the effective date of the Merger, in excess of fifty percent of the value of all of the outstanding stock of Riherd as of the same date.

OPINION

     Based on the foregoing and in reliance on the Certificates of Representations as to factual matters relevant to our determinations, we are of the opinion that the Merger qualifies as a reorganization under Section 368(a)(1)(A). We are also of the opinion that:

     (1) Riherd Common Stock is a capital asset within the meaning of Section 1221 to the extent that Riherd Common Stock is held by persons who are United States citizens, who hold such stock for investment.

     (2) No gain or loss will be recognized by Riherd as a result of the Merger under Section 361 or any other provision of the Code pertaining to reorganizations under Section 368(a)(1)(A); however, we express no opinion regarding whether gain or loss will be recognized by Riherd as a result of the application of any other provision of the Code, such as accounting considerations, reserves, etc., which may be affected by the reorganization.

     (3) No gain or loss will be recognized by Riherd shareholders to the extent that such shareholders receive CNB Common Stock in connection with the Merger in exchange for Riherd Common Stock (except as discussed below with respect to


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          the Cash Portion and cash received in lieu of a fractional interest in
          CNB Common Stock).

     (4) The tax basis of the CNB Common Stock to be received by the Riherd shareholders in connection with the Merger will be the same as the basis in the Riherd Common Stock surrendered in exchange therefor: (i) reduced by the amount of the cash received in lieu of CNB Common Stock (the "Cash Portion") and the cash received in lieu of a fractional share interest in CNB Common Stock; and (ii) increased by the amount of gain, if any, recognized in connection with the receipt of such Cash Portion and the cash received in lieu of a fractional interest in CNB Common Stock, as discussed below.

     (5) The holding period of the CNB Common Stock to be received by Riherd shareholders in connection with the Merger will include the holding period of the Riherd Common Stock surrendered in exchange therefor, provided that the Riherd Common Stock is held as a capital asset by such shareholder at the effective time of the Merger.

     (6) A Riherd shareholder who receives a Cash Portion or cash in lieu of a fractional share interest of CNB Common Stock in connection with the Merger will recognize capital gain (but not loss) equal to the lesser of (i) such cash amount and the fair market value of other property, if any, and (ii) the difference between (x) the sum of (i) the Cash Portion, (ii) cash received in lieu of a fractional share interest in CNB Common Stock and (iii) the fair market value of CNB Common Stock received in connection with the Merger and (y) the shareholder's basis in the Riherd Common Stock exchanged therefor, as long as such Riherd Common Stock is held by such shareholder as a capital asset at the effective time.

     The opinions expressed herein are based upon existing statutory and regulatory authority, as of the date of this opinion, any of which may be changed at any time with retroactive effect. In addition, our opinions are based solely on the Documents that we have examined, the Certificates, the additional information that we have obtained, and the statements set out herein, which we have assumed are true on the date hereof and will be true on the date on which the sale is consummated. Our opinions cannot be relied upon if any of the facts pertinent to the Federal income tax treatment of the Merger stated in such Documents or Certificates, or in such additional information is, or later becomes, inaccurate or incomplete, or if any of the statements set out herein are, or later become, inaccurate or incomplete. Finally, our opinions are limited to the tax matters specifically covered thereby. We have not been asked to address, nor have we addressed, any other tax consequences associated with any other transactions involving the Merger, CNB, Riherd, or F&D Bank or any shareholders thereof.


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     This opinion is being provided solely for the benefit of the shareholders of Riherd. No other person or party shall be entitled to rely on this opinion without our prior written permission.

                                        Sincerely,




                                        MAHONEY ADAMS & CRISER, P.A.